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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Group of Companies

*CURRENT ADDRESS

PROCESSED
DEC 22 2008 E
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34991 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/18/08

Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Final Results
Released	07:00 25-Nov-08
Number	8396I07

RNS Number : 8396I
Paragon Group Of Companies PLC
25 November 2008

Under embargo until Stock Exchange announcement: 7am, Tuesday 25 November 2008

FULL YEAR RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Paragon Group of Companies PLC ("Paragon"), the specialist buy-to-let and consumer finance lender, today announces its results for the year ended 30 September 2008.

Highlights

Financial Performance

- Underlying profit £66.9 million (2007: £86.7 million)*
- Profit before tax of £53.7 million (2007: £91.0 million)
- Arrears significantly lower than industry average
- Underlying cost:income ratio reduced to 22.6% (2007: 25.8%)†
- Reinstatement of final dividend at 2.0p per share (2007: nil)
- Shareholders' funds £621.5 million (2007: £313.3 million)

Capital and funding

- Strategy focused on protecting embedded value

- £287 million rights issue completed
- £280 million corporate facility repaid
- Warehouse facility termed out to 2050
- £10 billion portfolio match-funded to maturity
- Strong cash position and positive cash flow, with free cash standing at £73.2 million (2007: £50.4 million)

Strategic development

- Joint venture agreement to support portfolio purchase opportunities
- Services to landlords expanded
- Third party servicing lines developed

* Note 15 † Note 14

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"The past year has been a most dramatic and turbulent period, with the Group having to navigate through the effects of a growing global financial crisis and now a deteriorating economic environment.

As we enter the new financial year our objective to protect the shareholders' embedded value remains our key priority. We are well capitalised, with shareholders' funds of £621.5 million, the loan portfolio match funded to maturity, no debt maturing until 2017 and a strong cash position. In addition, our buy-to-let arrears remain well below the industry average, reflecting the high quality of our book and the considerable effort and experience that has gone into its careful management.

Given the weak economic outlook and continuing turmoil in the funding markets, it is unlikely that credit markets will recover in the near future, thereby making the timing of our return to new lending in scale uncertain. Looking forward, our highly experienced loan servicing team will continue to manage the portfolio carefully through the economic downturn. In addition,

new business lines have been developed appropriate to the environment, utilising our core skills to provide alternative sources of income and our capability to deliver meaningful portfolio acquisition opportunities has been strengthened with the joint venture agreement."

For further information, please contact:

The Paragon Group of Companies PLC	**Fishburn Hedges**
Nigel Terrington, Chief Executive	Morgan Bone
Nick Keen, Finance Director	Tel: 020 7839 4321
Tel: 0121 712 2024	Mobile: 07767 622 967

During the year ended 30 September 2008 the Group managed its activities in the face of increasing and significant market disruption. With normal funding routes through the banking and debt capital markets remaining effectively closed throughout the year, the Group achieved its priorities of securing funding for the current portfolio, managing the business carefully, consistent with the reduced level of funding available for new lending and developing additional potential revenue streams.

The Company successfully completed its £287 million rights issue in February and used the proceeds to repay the £280 million bank facility. With this liability extinguished and the warehouse facility termed out in the period, the Group is in the strong financial position of having match-funding to maturity for its portfolio of mortgages and consumer loans, which is generating positive cash flow for the Group. Importantly, the rights issue and the Group's financing structure have enabled us to protect the embedded value in the business.

The continuing turmoil in the credit markets has limited the Group's ability to raise new funding at reasonable cost, so

lending activity in the year has been within the limits permitted by existing funding structures. Whilst we expect the credit markets to recover from the current distressed position in due course, the timing and extent of the recovery remains uncertain and our strategic focus now, in addition to the careful management of the existing portfolio, is firmly on the development of new sources of income.

The crisis in the banking markets has resulted in a significant reduction in the supply of mortgage credit and, as a consequence, the United Kingdom housing market is undergoing a sharp adjustment. House prices have fallen significantly and further substantial reductions appear to be inevitable. The dislocation in the money markets has also meant that the cost of mortgages has increased which, together with a weakening economy, places a strain on household finances and arrears and repossessions across the market are on a rising trend. The recent intervention of the governments of the major economies to stabilise the financial markets and reduce interest rates are positive steps but any recovery in the capital markets and in the wider economy is some way off.

As a result of the current environment, we have seen a reduction in redemption rates over the summer months across the portfolio, which is positive for revenue. However, buy-to-let arrears have risen across the same period (albeit they remain significantly below industry averages) and with house prices continuing to fall, impairments have risen. We expect this trend of slower redemptions and higher impairments to continue until the markets stabilise.

During the year ended 30 September 2008, underlying profit before taxation, after adding back exceptional items and movements on fair values for hedging instruments, was £66.9

million (note 15), compared with £86.7 million for the year ended 30 September 2007. Profit on ordinary activities before taxation was £53.7 million, after deducting exceptional items, compared with £91.0 million in the previous year.

Exceptional costs and the increase in share capital following the rights issue resulted in a reduction in earnings per share to 17.9p (2007 (restated): 90.5p).

Market conditions have limited the availability of funding for new lending and during the first half of the year completions, particularly in the buy-to-let businesses, were managed down in a controlled manner. As a consequence, total loan advances were 74.6% lower over the year at £1,126.0 million (2007: £4,436.4 million). Total loan assets at 30 September 2008 were £10,053.2 million, compared with £11,034.9 million at 30 September 2007, the relatively low level of redemptions limiting the reduction in total loan assets to 8.9% year on year. During the year £732.6 million of loans, being either on variable rate loans or loans at the end of their fixed rate period, were switched to new Paragon products.

Cash flow from the loan portfolio has been strong over the year and, notwithstanding significant cash costs associated with the rights issue, operational restructuring and the take-over approaches which took place in the second half of the year, the Group's free cash was £73.2 million at 30 September 2008 (2007: £50.4 million), an increase of 45.2% over the year.

In view of the stable funding position for the existing portfolio and the associated strong operational cash flow, the Board has declared a final dividend of 2.0p per share (2007: nil) which, when added to the interim dividend of 1.0p (2007: 8.0p per old 10p share) paid on 1 August 2008, gives a total dividend

of 3.0p per share for the year (2007: 8.0p per old 10p share). Subject to approval at the Annual General Meeting on 5 February 2009, the dividend will be paid on 9 February 2009, by reference to a record date of 9 January 2009.

FINANCIAL REVIEW
CONSOLIDATED RESULTS
For the year ended 30 September 2008

	2008	2007
	£m	£m
Interest receivable	820.9	747.5
Interest payable and similar charges	(680.5)	(591.7)
Net interest income	140.4	155.8
Share of results of associate	(0.5)	0.2
Other operating income	27.0	28.9
Total operating income	166.9	184.9
Underlying operating expenses	(37.8)	(47.7)
Provisions for losses	(62.2)	(50.5)
Underlying profit	66.9	86.7
Exceptional costs	(7.8)	-
Fair value net (losses) / gains	(5.4)	4.3
Operating profit being profit on ordinary activities before taxation	53.7	91.0
Tax charge on profit on ordinary activities	(16.6)	(28.2)
Profit on ordinary activities after taxation	37.1	62.8
Dividend – Rate per	3.0p	8.0p

share for the year		
Basic earnings per share	17.9p	90.5p
Diluted earnings per share	17.9p	87.2p

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loan book. These divisions are the basis on which the Group reports primary segmental information.

The underlying operating profits of these business segments are detailed fully in note 15 to the financial information and are summarised below.

	2008 £m	2007 £m
Underlying operating result		
First Mortgages	62.3	77.7
Consumer Finance	4.6	9.0
	66.9	86.7

Net interest income decreased by 9.9% to £140.4 million from £155.8 million in the previous year, reflecting principally the impact of the managed run-down of the unsecured consumer finance book and the effect of the dislocation of money market rates, with three month LIBOR consistently resetting significantly higher than base rates throughout the year. At 30

September 2008, 93.7% (2007: 93.6%) of the Group's loan assets were first mortgages which, commensurate with credit quality, earn lower margins.

Other operating income reduced slightly to £27.0 million, from £28.9 million in 2007 with the reduction in insurance commission receivable in the Consumer Finance business being partially compensated by increased loan account fee income in the First Mortgages business.

The Group has taken steps during the year to reduce costs in line with business activity. Staff numbers are now some 30% lower than a year ago, which resulted from job losses in our Solihull and Epsom offices earlier in the year. As a result, underlying operating expenses during the year were 20.8% lower at £37.8 million (2007: £47.7 million) and the underlying cost:income ratio improved to 22.6% from 25.8% (note 14).

Exceptional costs of £7.8 million were incurred during the year in respect of the standby underwriting facility, staff redundancies and other professional costs in connection with proposed financing transactions and the approaches received during the summer.

The charge for impairment provisions of £62.2 million compares with £50.5 million for 2007, the majority of which relates to the run-off unsecured loan book. As a percentage of loans to customers (note 5) the charge increased to 0.62% (2007: 0.46%) as a consequence of the deteriorating economic climate during the year and the contraction of the book.

The loan books continue to be carefully managed and the credit performance remains in line with our expectations. Whilst there has been an increase in arrears over the year, the credit performance of the buy-to-let book, with 0.53% of accounts more than three months in arrears at 30 September 2008 (2007:

0.18%), remains significantly better than the comparable industry wide data published by the Council of Mortgage Lenders ('CML') for both the buy-to-let and wider mortgage markets, for which the comparable figures are 1.71% and 1.44% respectively. Of the total impairment charge, £10.8 million, or 0.11% of first mortgage assets (2007: £3.6 million, 0.03% of first mortgage assets) relates to the first mortgage portfolio.

As a result of significant yield curve movements during the period, hedging instrument fair value net losses of £5.4 million (2007: £4.3 million gains), which do not affect cash flow, have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

The effective tax rate, at 30.9%, is slightly higher than the normal corporation tax rate due to the effect of disallowable items in the period. We expect the charge to move towards the corporation tax rate next year.

Profits after taxation of £37.1 million have been transferred to shareholders' funds, which totalled £621.5 million at the year-end (2007: £313.3 million).

BUSINESS REVIEW AND STRATEGY
NEW BUSINESS VOLUMES

Year ended 30 September 2008

	2008 £m	2007 £m	2008 Number	2007 Number
First				

Mortgages				
Buy-to-let	903.9	4,079.3	7,249	30,113
Other	-	0.3	-	18
	903.9	4,079.6	7,249	30,131
Consumer Finance				
Secured lending	185.0	205.8	7,510	7,045
Car Finance	8.4	70.8	461	3,687
Retail Finance	28.7	80.2	17,038	42,230
	222.1	356.8	25,009	52,962
	1,126.0	4,436.4	32,258	83,093

FIRST MORTGAGES

At 30 September 2008, the buy-to-let portfolio was £9,196.9 million, compared with £10,031.3 million a year earlier. New business origination by the Group's buy-to-let brands, Paragon Mortgages and Mortgage Trust, has been restricted since the end of February 2008 and is currently limited to further advances to existing borrowers where there is adequate headroom in equity. Aggregate completions were £903.9 million for the year ended 30 September 2008, compared with £4,079.3 million for the previous year. The redemption rate, at 18.1% for the year, was higher than the 2007 rate of 14.9% but was lower in the second half against the first half (16.9% per annum and 19.2% per annum respectively), reflecting the falling away of competitive offerings in the market.

Of the completions for the year, £54.4 million related to further advances since the end of February. Further advance lending is fully credit underwritten and, apart from generating additional fee and margin income, has a strong retentive impact.

The latest residential lettings survey from the Royal Institution of Chartered Surveyors ('RICS'), published in November, presented a mixed picture of the private rented sector. On the one hand, rental demand remained high, reflecting the weak level of activity in the owner-occupied market. On the other hand, the supply of rental property increased at a faster rate due, anecdotally, to such factors as developments of vacant city centre flats being placed in the rental market. As a consequence, rental expectations turned negative for the first time since July 2002. Paragon has consistently restricted its exposure to new-build city centre properties.

Whilst this may lead to a reduction in rents for landlords, it is likely to be compensated by lower costs of borrowing as recent falls in interest rates feed through to mortgages. The expectation is that interest rates have further to fall in the coming months. Overall, landlords appear to be maintaining a long-term view of their investments, with the RICS survey showing the lowest level on record of landlords intending to sell at the expiry of their tenants' leases.

Since February, the primary focus in the First Mortgage business has been on the management of the loan portfolio. This has had two principal objectives, to retain and enhance as many profitable customer relationships as possible and to control and mitigate losses.

Proactive customer retention has been established within the business for some time. Our in-house customer relationship team offers product solutions to customers where, for example,

they require a product switch or are coming to the end of a current fixed rate or discounted period. During the year £732.6 million of such loans were switched to new Paragon products. These efforts to retain customer value have been bolstered through the sale of general insurance products and, latterly, with the launch of our energy assessment service for landlords, as reported below.

Redemption rates over the year have also been impacted by the change in the availability of mortgage products in the market together with the price and criteria available on these products. The buy-to-let market had a high concentration of lenders that relied to some degree on the wholesale markets for funding. This has meant that buy-to-let mortgages have been more difficult to obtain as the year has progressed, which has given rise to a general tightening of lending criteria and an increase in margins across the market.

In anticipation of greater repayment pressure on customers, we have increased the resource dedicated to arrears management and enhanced both our telephone and our field based activity. In the majority of cases where customers fall into arrears, close co-operation with the customer will resolve matters but, as a last resort, where this is unsuccessful we will move quickly to control the security. The flexibility of the approaches available to us means that the management of buy-to-let arrears is significantly more effective for the benefit of all the key stakeholders, the lender, the borrower and the tenant. The receipt of rental income collected from tenants may assist in mitigating accumulated arrears for customers and help protect the security of occupation for the tenant.

Owner-occupied book

The owner-occupied book reduced to £221.8 million from

£293.8 million during the year ended 30 September 2008 and performed in line with our expectations. Save for the management of this book in run-off, there has been little activity in recent years in this area as the Group has focused originations on buy-to-let.

CONSUMER FINANCE

Aggregate loan advances were £222.1 million during the year, compared with £356.8 million in the previous year. As at 30 September 2008, the total loans outstanding on the Consumer Finance books were £634.5 million, compared with £709.8 million at 30 September 2007, the reduction arising principally from our withdrawal of products from the sales aid finance division.

The Consumer Finance division continues to focus on writing high quality loans using funding available within existing securitisation structures. Arrears levels remain stable and at low levels, in line with expectations, benefiting from the close management of the portfolio and the tightening of our secured lending criteria in recent years. Falling house prices have, however, increased provision levels, on the vast majority of occasions as a consequence of repossessions initiated by first mortgage providers.

The consumer credit market has remained weak during the year and, as a consequence, our focus within the Consumer Finance division on the quality of lending rather than on volumes continues to be appropriate. As before, we have restricted our activities to areas with a low incidence of arrears, with an emphasis on secured lending.

Personal finance

Secured personal advances were £185.0 million during the year, compared with £205.8 million for the previous year. The

Group's focus continues to be on prime business, with further tightening of lending criteria having taken place during the year, reducing loan to value ratios for the new business written and improving applicant credit quality.

The secured loans market has, like the first mortgage market, been affected by the turmoil in the credit markets and, as a consequence, activity slowed markedly during the summer months. However, following the withdrawal of a number of other lenders from the secured lending market, our volumes were strong towards the end of the year with completions during the final six months of the year exceeding those for the corresponding period last year by 17.8%.

The outlook for the market remains subdued with a dearth of product availability limiting intermediaries' income levels and their appetite to incur advertising expenditure. Some seasonal reduction in new business volumes is expected over the Christmas period. Thereafter, improvement will be dependant upon affordability and the availability of funding to support secured lending

The closed unsecured book continues to run down in accordance with our expectations. The book totalled £34.7 million at 30 September 2008, compared to £56.9 million for the previous year. During the period, balances with a book value of £4.3 million were sold (2007: £5.3 million) and similar disposals are expected in the coming year.

Sales aid finance

The sales aid finance business, incorporating retail and car finance, generated new business volumes of £37.1 million

(2007: £151.0 million). Whilst loan quality has remained high, the profitability of new advances no longer meets the Group's targets and sales aid product offerings were withdrawn at the end of February 2008. The sales aid finance loan assets of £112.4 million (2007: £204.0 million) are typically short-term loans, which are expected to run off at a fast rate.

STRATEGIC DEVELOPMENTS

Our strategy has been focused towards protecting the embedded value of the business in this challenging environment. It is likely that the capital markets will remain closed for some time to come and the Group's access to significant funding to support its traditional lending activities will continue to be restricted. Whilst new lending has been a significant element of the Group's activities in the past it has by no means been its sole focus. We have acquired numerous loan businesses and portfolios over time and extended additional services to existing customers and third parties for fees, in particular using the skills which the Group built from the experience of the last recession. Whilst the current environment creates increased challenges for the management of the existing portfolio, for those with the requisite skills and experience it also provides opportunities. Given our track record our strategic focus now, in addition to the careful management of the existing portfolio, is to generate new sources of income to enhance shareholder value. This is focused on three specific areas: the acquisition of loan portfolios, expanding products and services for existing customers, and servicing third party loan portfolios.

Acquisition of loan portfolios

Across the mortgage market reduced liquidity has forced many

lenders to curtail their operations, the expectation of softening property prices has reduced institutional demand for mortgage debt, many specialist lenders' warehouse lines have not been renewed and a significant overhang of assets that would have otherwise have been securitised now exists. There is, as a consequence, an increasing number of forced sellers and the pricing of these assets has, in recent months, reflected the extent of market distress.

We are currently considering the acquisition of a number of loan pools. In this regard we have recently signed heads of terms with CarVal Investors UK Limited ('CarVal'), a major manager of investments in credit-intensive assets with $9 billion of assets under management invested across 46 countries. This agreement will create a joint venture between Paragon and investment funds managed by CarVal which may co□invest to fund the purchase of mortgage assets from a variety of sellers. Our participation will be through Paragon's new investment company, Idem Capital, which was created to focus on the purchase of loan assets through joint ventures. Whilst we have already evaluated asset pools being offered for sale in the market, bidding on a number of transactions already, the joint venture is expected to broaden and increase the scale of opportunities we can exploit in the future.

Expanding services to existing customers

Paragon has been offering an energy assessment service to its customers since the summer through its subsidiary, Redbrick Survey and Valuation. Since 1 October 2008, landlords have been required by law to provide new tenants with a copy of an energy assessment in the form of an energy performance certificate ('EPC') which details the energy performance rating of the property together with any particular aspects that could

be improved. Marketing of these services to existing customers and the landlord community started in August and to date more than 4,000 orders for Paragon generated EPCs have been received.

We have also launched, under the Redbrick brand, a credit check service for landlords to assess the credit standing of tenants. An accurate assessment of a tenant's ability and propensity to make the rent payments is an essential element in the letting process and Paragon is well placed to deliver this given its wide experience in consumer and buy-to-let lending. This service is being enhanced by allowing landlords to combine the credit check service with an insurance based rental guarantee.

Servicing third party loan portfolios

Paragon provides full servicing to its own portfolios and our "through the cycle" experience of dealing with a range of asset classes with different credit and performance characteristics means the Group is well placed to offer services to third parties to assist with the management of their loan portfolios. Indeed, the Group has serviced assets on behalf of third parties over a number of years including building societies, investment and commercial banks, private equity houses and debt purchasers. These services have been developed under the umbrella of a new brand, Moorgate Servicing. The services offered include:

1. Special Servicing. Discussions are in progress with a number of third parties with a view to Moorgate Servicing managing their entire delinquency process including account administration, arrears management, shortfall recovery, receiver of rent, property valuation, rental assessment, realisation, portfolio analysis and

profit modelling, cash management, reporting and risk assessment.

2. Litigation. A third party litigation system has been developed and Law Society approval obtained in order that our Litigation Services can be marketed to third parties. The service began in September 2008 and specific proposals are now under discussion with a number of interested lenders.

3. Debt counselling. Discussions are in progress with a number of third parties for Moorgate Servicing to undertake debt counselling services for their borrowers in arrears.

FUNDING

Following the completion of the rights issue which raised, before costs, £287.0 million during the period, the Group's £280.0 million working capital facility was repaid on 27 February 2008. On 29 February 2008 the Group's warehouse facility, from which new lending was funded, was closed to new advances and, in accordance with its terms, converted to a £1.7 billion term loan repayable by 2050. Substantially all of the remaining loan portfolios are funded through securitisation structures and are thus match-funded to maturity. None of the Group's debt matures before 2017, when the £120 million corporate bond is repayable.

The Group continues to finance secured consumer finance originations and buy-to-let further advances through its current securitisation arrangements.

For the avoidance of doubt, Paragon has no involvement in the US mortgage market nor any investment, directly or indirectly, in US sub-prime mortgage backed securities,

specialised investment vehicles, collateralised debt obligations or similar instruments.

TAKEOVER APPROACHES

We received approaches during the year from a number of parties interested in acquiring the share capital of the Company. A certain amount of due diligence was permitted in order to allow those parties to formulate proposals. A proposal was received from one party which might have led to an offer for the Company's shares at a price of 125 pence per share. After consultation with advisers and key shareholders, the proposal was rejected by the Board.

CAPITAL MANAGEMENT

The proceeds of the rights issue and retentions for the year have almost doubled shareholders' funds to £621.5 million from £313.3 million at 30 September 2007, leaving the Group well capitalised. The £10 billion loan portfolio, 93.7% of which is first mortgage assets, is funded to maturity.

Free cash flow, generated by the special purpose vehicles, is remitted to Group companies as servicing income and net revenue and is utilised to meet the cash expenditures of the Group in the form of operating costs, taxation and bond interest, as well as distributions to shareholders. This cash flow has been strong during the year, leading to an increase in free cash balances to £73.2 million (30 September 2007: £50.4 million) but in a deteriorating economic environment rising arrears and losses in the portfolio may reduce cash receipts in the special purpose vehicles with a consequent reduction in free cash flows to the Group. This may arise from a lower level of payments by customers or as a result of specific trigger events

which cause cash to be trapped in the special purpose vehicles. While no such trigger event has occurred to date in any vehicle, whether this occurs in the future will depend upon the extent of the deterioration in the economic environment and its effect on mortgage arrears and this will only become evident in the coming months as the current credit cycle runs its course. However, if such trigger events occurred in all the special purpose vehicles, a total of £58.2 million of cash would be retained as additional reserves, increasing our investment in those vehicles.

Balancing the current cash flow strength with the need, in the current environment, to maintain a prudent level of capital, the Company has declared a final dividend for the year of 2p per share which, when added to the interim dividend, makes a total dividend of 3p per new £1 share. The Company's intention is that this dividend should be progressive in future periods, subject to the adequacy of profit and free cash flow. The Company will keep under review the appropriate level of capital for the business as the current economic cycle progresses and will maintain sufficient cash flow to enable the Group to meet its operational requirements and strategic development objectives.

We will be proposing at the forthcoming Annual General Meeting a special resolution seeking authority from shareholders for the Company to purchase up to 29.9 million of its own shares. It is customary for companies to seek such authority and we would not expect to utilise the authority unless, in the light of market conditions prevailing at the time, we consider that to do so would enhance earnings per share and would be in the best interests of shareholders generally. The Board has no current intention of using this authority.

BOARD OF DIRECTORS

In March we were pleased to announce the appointment of Edward (Ted) Tilly to the Board as a non-executive director. Ted Tilly's appointment was effective from 1 April 2008. He was the senior independent director of Retail Decisions PLC from January 2000 until January 2007. He has held a number of directorships including Chairman of Barclays Life Assurance Company Ltd from 1999 to 2003. Prior to this he was Chairman and Chief Executive of GE Capital's European insurance division. Ted Tilly was with the Legal & General Group for nearly 30 years where he held a number of senior positions including Director Life and Pensions and Director International.

Earlier this month we announced that, as a result of a restructuring of Board responsibilities, the role of Chief Operating Officer has been removed with the consequential loss of Pawan Pandya from the Company. Pawan was a loyal and committed member of the team and we thank him for his considerable contribution over his many years of service.

OUTLOOK

The economic outlook is weak and the turmoil in the funding markets continues. Whilst concerted government intervention may in due course alleviate this weakness it is unlikely that credit markets will recover in the near future, thereby making the timing of our return to new lending in scale uncertain. In the meantime, however, our highly experienced loan servicing team will continue to manage the portfolio carefully through the economic downturn. In addition, new business lines have been developed appropriate to the current environment, utilising our core skills to provide

alternative sources of income and we are actively reviewing loan portfolios for possible purchase, provided acceptable terms can be agreed.

The Group enters the new financial year well capitalised, with shareholders' funds of £621.5 million, the loan portfolio match funded to maturity, no debt maturing until 2017 and a strong cash position.

25 November 2008

CONSOLIDATED INCOME STATEMENT
For the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Interest receivable		820.9	747.5
Interest payable and similar charges		(680.5)	(591.7)
Net interest income		140.4	155.8
Share of results of associate		(0.5)	0.2
Other operating income		27.0	28.9
Total operating income		166.9	184.9
Operating expenses			
Underlying		(37.8)	(47.7)

operating expenses					
Exceptional operating expenses	3	(7.8)		-	
Total operating expenses			(45.6)		(47.7)
Provisions for losses			(62.2)		(50.5)
			59.1		86.7
Fair value net (losses) / gains			(5.4)		4.3
Operating profit being profit on ordinary activities before taxation			53.7		91.0
Tax charge on profit on ordinary activities			(16.6)		(28.2)
Profit on ordinary activities after taxation for the financial year			37.1		62.8

	Notes	**2008**	**2007 (restated)**
Earnings per share			
- basic	4	17.9p	90.5p

- diluted	4	17.9p	87.2p

The results for the current and preceding years relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET

30 September 2008	**Notes**	**2008 £m**	**2008 £m**	**2007 £m**	**2007 £m**
Assets employed					
Non-current assets					
Intangible assets		0.4		0.6	
Property, plant and equipment		18.5		21.9	
Interest in associate		-		0.5	
Financial assets	5	10,647.6		11,119.5	
Retirement benefit obligations		-		4.2	
Deferred tax asset		10.3		16.1	
			10,676.8		11,162.8
Current assets					
Other receivables		6.6		6.7	
Cash and cash equivalents	6	826.3		927.7	
			832.9		934.4
Total assets			11,509.7		12,097.2

	Note				
Financed by					
Equity shareholders' funds					
Called-up share capital	7		299.1		12.1
Reserves	8		378.7		358.0
Share capital and reserves			677.8		370.1
Own shares			(56.3)		(56.8)
Total equity			621.5		313.3
Current liabilities					
Financial liabilities	10	0.9		280.9	
Current tax liabilities		6.3		3.1	
Provisions		0.3		1.4	
Other liabilities		79.4		111.1	
			86.9		396.5
Non-current liabilities					
Financial liabilities	10	10,791.5		11,379.6	
Retirement benefit obligations		5.0		-	
Provisions		0.2		0.6	
Other liabilities		4.6		7.2	
			10,801.3		11,387.4
Total liabilities			10,888.2		11,783.9
			11,509.7		12,097.2

The preliminary financial information was approved by the Board of Directors on 25 November 2008.

Signed on behalf of the Board of Directors

N S Terrington	N Keen
Chief Executive	Finance Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Net cash generated / (utilised) by operating activities	11	1,019.9	(2,511.6)
Net cash (utilised) by investing activities	12	(0.8)	(6.2)
Net cash (utilised) / generated by financing activities	13	(1,120.1)	2,822.7
Net (decrease) / increase in cash and cash equivalents		(101.0)	304.9
Opening cash and cash equivalents		927.2	622.3
Closing cash and cash equivalents		826.2	927.2
Represented by balances within:			
Cash and cash equivalents		826.3	927.7
Financial liabilities		(0.1)	(0.5)
		826.2	927.2

STATEMENT OF RECOGNISED INCOME AND EXPENDITURE
For the year ended 30 September 2008

	2008 £m	2007 £m
Profit for the year	37.1	62.8
Actuarial (loss) / gain on pension scheme	(10.4)	3.4
Cash flow hedge gains / (losses) taken to equity	3.3	(1.4)
Tax on items taken directly to equity	1.9	(0.5)
Total recognised income and expenditure for the year	31.9	64.3

RECONCILIATION OF MOVEMENTS IN EQUITY
For the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Total recognised income and expenditure for		31.9	64.3

the year			
Dividends paid	9	(2.9)	(20.1)
Net proceeds of rights issue		279.6	-
Net movement in own shares		0.5	(9.1)
(Deficit) on transactions in own shares		(0.6)	(1.5)
Charge for share based remuneration		0.6	2.6
Tax on share based remuneration		(0.9)	(1.9)
Net movement in equity in the year		308.2	34.3
Equity at 30 September 2007		313.3	279.0
Closing equity		621.5	313.3

NOTES TO THE FINANCIAL INFORMATION
For the year ended 30 September 2008

1. GENERAL INFORMATION

The annual financial statements of the Group for the year ended 30 September 2008 have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. Accordingly, the preliminary financial information has been prepared in accordance with the recognition and measurement criteria of IFRS. The particular accounting policies adopted are those described in the Annual Report and Accounts of the Group for the year ended 30 September 2007.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2007 or 30 September 2008, but is derived from those statutory accounts, which have been reported on by the Company's auditors. Statutory accounts for the year ended 30 September 2007 have been delivered to the Registrar of Companies and those for the year ended 30 September 2008 will be delivered to the Registrar following the Company's

Annual General Meeting. The reports of the auditors in both cases were unqualified and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Annual Report and Accounts for the year ended 30 September 2008 will be posted to shareholders in due course. Copies of this announcement can be obtained from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

2. SEGMENTAL INFORMATION

For management purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loans book. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

Financial information about these business segments is shown below.

2. SEGMENTAL INFORMATION (Continued)

Year ended 30 September 2008

Consumer

	First Mortgages £m	Finance £m	Total £m
Interest receivable	712.7	108.2	820.9
Interest payable	(627.7)	(52.8)	(680.5)
Net interest income	85.0	55.4	140.4
Share of associate result	(0.5)	-	(0.5)
Other operating income	17.6	9.4	27.0
Total operating income	102.1	64.8	166.9
Operating expenses	(35.2)	(10.4)	(45.6)
Provisions for losses	(10.9)	(51.3)	(62.2)
	56.0	3.1	59.1
Fair value net (losses)	(5.2)	(0.2)	(5.4)
Operating profit	50.8	2.9	53.7
Tax charge			(16.6)
Profit after tax			37.1

Year ended 30 September 2007

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	629.2	118.3	747.5
Interest payable	(534.6)	(57.1)	(591.7)
Net interest income	94.6	61.2	155.8
Share of associate result	0.2	-	0.2
Other operating income	14.7	14.2	28.9
Total operating income	109.5	75.4	184.9
Operating expenses	(28.1)	(19.6)	(47.7)
Provisions for losses	(3.7)	(46.8)	(50.5)
	77.7	9.0	86.7
Fair value net gains	4.1	0.2	4.3
Operating profit	81.8	9.2	91.0
Tax charge			(28.2)
Profit			62.8

after tax

3. EXCEPTIONAL OPERATING EXPENSES

Exceptional operating expenses are costs of a one-off nature which do not result from the underlying business activities of the Group and are shown separately from its ongoing expenses. These comprise:

	2008 £m	2008 £m	2007 £m	2007 £m
Standby underwriting fee		4.1		-
Exceptional professional costs				
Proposed financing transactions	1.6		-	
Bid approach	0.5		-	
		2.1		-
Redundancy costs		1.6		
		7.8		-
Of which:				
First Mortgages		6.3		-
Consumer Finance		1.5		-
		7.8		-

The standby underwriting fee was charged in respect of the

standby underwriting agreement with UBS entered into on 19 November 2007, whereby the Company had the right to require UBS to underwrite, in full, a rights issue of up to £280.0 million, before 27 February 2008.

Exceptional professional costs relate to services provided in respect of proposed financing transactions in the period which did not proceed and in respect of an approach from a third party leading to a rejected offer for the shares of the Company.

4. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	2008	2007 (restated)
Profit for the year (£m)	37.1	62.8
Basic weighted average number of ordinary shares ranking for dividend during the year (million)	207.3	69.3
Dilutive effect of the weighted average number of share options and incentive plans in issueduring the year (million)	0.5	2.6
Diluted weighted average number of ordinary shares ranking for dividend during the year (million)	207.8	71.9
Earnings per ordinary share - basic	17.9p	90.5p
- diluted	17.9p	87.2p

The amounts shown above in respect of the year ended 30 September 2007 have been retrospectively adjusted for the bonus effect of the rights issue on 21 February 2008 and for the share consolidation on 29 January 2008.

5. FINANCIAL ASSETS

	2008 £m	2007 £m
Loans to customers	10,053.2	11,034.9
Fair value adjustments from portfolio hedging	(12.0)	(22.8)
Loans to associate	15.5	15.4
Derivative financial assets	590.9	92.0
	10,647.6	11,119.5

6. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. 'Cash and Cash Equivalents' also includes balances held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The total 'Cash and Cash Equivalents' balance may be analysed as shown below:

	2008 £m	2007 £m
Free cash	73.2	50.4
Securitisation cash	750.6	875.1
ESOP cash	2.5	2.2
	826.3	927.7

Cash and Cash Equivalents includes current bank balances and fixed rate sterling term deposits with London banks.

7. CALLED-UP SHARE CAPITAL

	2008 £m	2007 £m
Authorised:		
310,000,000 (2007: nil) ordinary shares of £1 each	310.0	-
Nil (2007: 175,000,000) ordinary shares of 10p each	-	17.5
	310.0	17.5
Allotted and paid-up:		
299,159,605 (2007: nil) ordinary shares of £1 each	299.1	-
Nil (2007: 121,493,242) ordinary shares of 10p each	-	12.1
	299.1	12.1

On 29 January 2008 the Company's ordinary shares of 10 pence each were consolidated into new ordinary shares of £1 each on a one for ten basis.

On 21 February 2008 the Company completed a rights issue in which new ordinary shares of £1 each were offered to the holders of the existing ordinary shares of 10 pence each on a five for two basis. This rights issue was fully subscribed, raising £287.0m. Costs of £7.4m have been set against the share premium account. As a result of the rights issue the Group's employee share ownership trusts received a cash inflow of £0.1m. The net cash inflow to the Group as a result of the rights issue was therefore £279.7m (note 13).

Movements in the issued share capital in the year were:

	2008 Number	2007 Number
Ordinary shares of 10p each		
At 1 October 2007	121,493,242	121,452,366
Shares issued in respect of share option schemes	-	40,876
Shares issued in		

respect of share consolidation	8	-
Share consolidation	(121,493,250)	-
At 30 September 2008	-	121,493,242
Ordinary shares of £1 each		
At 1 October 2007	-	-
Share consolidation	12,149,325	-
Rights issue	287,010,280	-
At 30 September 2008	299,159,605	-

8. RESERVES

	2008 £m	2007 £m
Share premium account	64.1	71.5
Merger reserve	(70.2)	(70.2)
Cash flow hedging reserve	(0.1)	(2.4)
Profit and loss account	384.9	359.1
	378.7	358.0

9. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in

the period:

	2008 Per £1 ordinary share	2007 Per 10p ordinary share	2008 £m	2007 £m
Equity dividends on ordinary shares				
Final dividend for the year ended 30 September 2007	-	10.1p	-	11.2
Interim dividend for the year ended 30 September 2008	1.0p	8.0p	2.9	8.9
	1.0p	18.1p	2.9	20.1

Amounts paid and proposed in respect of the year:

	2008 Per £1 ordinary share	2007 Per 10p ordinary share	2008 £m	2007 £m
Interim dividend for the year ended 30 September 2008	1.0p	8.0p	2.9	8.9
Proposed final dividend for the year ended 30 September 2008	2.0p	-	5.9	-
	3.0p	8.0p	8.8	8.9

The proposed final dividend for the year ended 30 September 2008 will be paid, subject to approval at the Annual General Meeting, on 9 February 2009 with a record date of 9 January 2009. The dividend will be recognised in the accounts when it is paid.

10. FINANCIAL LIABILITIES

	2008 £m	2007 £m
Current liabilities		
Finance lease liability	0.8	0.5
Bank loans and overdrafts	0.1	280.4
	0.9	280.9
Non-current liabilities		
Asset backed loan notes	9,028.7	9,892.6
Corporate bond	117.9	115.8
Finance lease liability	12.6	13.4
Bank loans and overdrafts	1,606.6	931.7
Derivative financial instruments	25.7	426.1
	10,791.5	11,379.6

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet.

11. NET CASH FLOW FROM OPERATING ACTIVITIES

	2008 £m	2007 £m
Profit before tax	53.7	91.0
Non-cash items included in		

profit and other adjustments:		
Depreciation of property, plant and equipment	4.0	3.9
Amortisation of intangible assets	0.3	0.2
Share of result of associated undertakings	0.5	(0.2)
Foreign exchange movement on borrowings	915.5	(208.8)
Other non-cash movements on borrowings	11.0	2.9
Impairment losses on loans to customers	62.2	50.5
Charge for share based remuneration	0.6	2.6
Loss on disposal of property plant and equipment	0.1	0.1
Financing cash flows included in operating profit	6.2	-
Net (increase) / decrease in operating assets:		
Loans to customers	919.6	(2,658.7)
Loans to associates	(0.1)	(15.4)
Derivative financial instruments	(498.9)	(71.7)
Fair value of portfolio hedges	(10.8)	8.8
Other receivables	4.3	(4.3)
Net (decrease) / increase in operating liabilities:		
Derivative financial instruments	(400.4)	263.8
Other liabilities	(41.3)	35.1
Cash generated / (utilised) by operations	1,026.5	(2,500.2)
Income taxes paid	(6.6)	(11.4)
	1,019.9	(2,511.6)

12. NET CASH FLOW FROM INVESTING ACTIVITIES

	2008 £m	2007 £m
Proceeds on disposal of property, plant and equipment	1.3	1.3
Purchases of property, plant and equipment	(2.0)	(7.0)
Purchases of intangible assets	(0.1)	(0.2)
Investment in associated undertaking	-	(0.3)
Net cash (utilised) by investing activities	(0.8)	(6.2)

13. NET CASH FLOW FROM INVESTING ACTIVITIES

	2008 £m	2007 £m
Net proceeds of rights issue	279.7	-
Dividends paid	(2.9)	(20.1)
Issue of asset backed floating rate notes	-	4,262.1
Repayment of		

asset backed floating rate notes	(1,784.6)	(1,223.7)
Capital element of finance lease payments	(0.5)	(0.4)
Movement on bank facilities	394.6	(184.6)
Standby underwriting fee	(4.1)	-
Exceptional professional costs (note 3)	(2.1)	-
Purchase of shares	(0.2)	(11.5)
Exercise of options under ESOP scheme	-	0.8
Exercise of other share options	-	0.1
Net cash (utilised) / generated by financing activities	(1,120.1)	2,822.7

14. COST:INCOME RATIO

Underlying cost:income ratio is derived as follows:

	2008 £m	**2007 £m**
Operating expenses	45.6	47.7
Less : Exceptional operating expenses (note 3)	(7.8)	-
Cost	37.8	47.7

Total operating income	166.9	184.9
Cost / Income	22.6%	25.8%

15. UNDERLYING PROFIT

Underlying profit is determined by excluding from the operating result certain costs of a one-off nature, described in note 3, which do not reflect the underlying business performance of the Group, and fair value accounting adjustments arising from the Group's hedging arrangements.

	2008 £m	2007 £m
First Mortgages		
Profit before tax for the period (note 2)	50.8	81.8
Less: Exceptional operating expenses	6.3	-
Fair value losses / (gains)	5.2	(4.1)
	62.3	77.7
Consumer Finance		
Profit before tax for the period (note 2)	2.9	9.2
Less: Exceptional operating expenses	1.5	-
Fair value losses / (gains)	0.2	(0.2)
	4.6	9.0
Total		
Profit before tax for the period (note 2)	53.7	91.0
Less: Exceptional operating expenses	7.8	-

Fair value losses / (gains)	5.4	(4.3)
	66.9	86.7

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:27 25-Nov-08
Number	8628I10

RNS Number : 8628I
Paragon Group Of Companies PLC
25 November 2008

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/05/07 To 24/11/08

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

41,204 ORDINARY SHARES OF £1 EACH

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

41,204 ORDINARY SHARES OF £1 EACH

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006
363,019 Ordinary Shares of 10p each on 23/08/2007

THE COMPANY'S SHARES WERE CONSOLDIATED ON A 1 FOR 10 BASIS ON 28/01/2008.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

299,159,605	Gross
298,490,705	Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	10:04 28-Nov-08
Number	1578J10

RNS Number : 1578J
Paragon Group Of Companies PLC
28 November 2008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NIGEL TERRINGTON
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON
....

5. Please state whether notification relates to a person(s)

connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME.

....

7. Number of shares / amount of stock acquired
14,368

....

8. Percentage of issued class
0.0048%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF £1.00

....

12. Price per share
£0.00

....

13. Date of transaction

27 NOVEMBER 2008

....

14. Date company informed

27 NOVEMBER 2008

....

15. Total holding following this notification
612,921

....

16. Total percentage holding of issued class following this notification
0.2053%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification

28 NOVEMBER 2008

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NICHOLAS KEEN

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one

holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME.

....

7. Number of shares / amount of stock acquired
10,776

....

8. Percentage of issued class
0.0036%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF £1.00

....

12. Price per share
£0.00

....

13. Date of transaction

27 NOVEMBER 2008

....

14. Date company informed

27 NOVEMBER 2008

....

15. Total holding following this notification
342,412

....

16. Total percentage holding of issued class following this notification
0.1147%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification

28 NOVEMBER 2008

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
JOHN HERON
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an

individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME.

....

7. Number of shares / amount of stock acquired
5,907

....

8. Percentage of issued class
0.0020%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF £1.00

....

12. Price per share
£0.00

....

13. Date of transaction

27 NOVEMBER 2008

....

14. Date company informed

27 NOVEMBER 2008

....

15. Total holding following this notification
214,962

....

16. Total percentage holding of issued class following this notification
0.0720%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
28 NOVEMBER 2008

....

END

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RECEIVED

2008 DEC 11 A 4: 11

CORPORATE FINANCE

288b

Terminating Appointment as Director or Secretary

Company Name: THE PARAGON GROUP OF COMPANIES PLC

Company Number: 02336032

*This is a summary of the information submitted to Companies House on **17/11/2008**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of termination appointment: 12/11/2008

Name:	Pawan PANDYA
Date of Birth:	12/11/1964
Nationality:	British
Occupation:	Chief Operating Officer

Address: Old Lodge Farm
Westwood Heath Road
Westwood Heath
Coventry Warwickshire
CV4 8AA

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	16:34 03-Nov-08
Number	3314H16

RNS Number : 3314H
Paragon Group Of Companies PLC
03 November 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:
YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
OPPENHEIMER FUNDS INC (OFI)
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

29 OCTOBER 2008

....

6. Date on which issuer notified:

31 OCTOBER 2008

....

7. Threshold(s) that is/are crossed or reached:
5% (INCREASED ABOVE INTEGER)

....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B2NGPM57 OFI	14,772,217	4.95%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares Direct	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B2NGPM57 OFI	15,012,156		15,012,156		5.029%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,012,156	5.029%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

OPPENHEIMER FUNDS, INC. OWNS, AS OF 29/10/2008, 15,012,156 SHARES EQUAL TO 5.029% OF THE SHARES OUTSTANDING (298,490,705).

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

JOHN G. GEMMELL

....

15. Contact telephone number:

0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Directorate Change
Released	09:27 13-Nov-08
Number	0860I09

RNS Number : 0860I
Paragon Group Of Companies PLC
13 November 2008

The Paragon Group of Companies PLC

13 November 2008

The Paragon Group of Companies PLC ("Paragon") has decided to restructure board responsibilities to position itself for the environment going forward. The reorganisation has resulted in the removal of the role of Chief Operating Officer.

Consequently, Pawan Pandya will be leaving the company today. His responsibilities, which included consumer loan servicing, IT and support services, will be
managed elsewhere in the Group.

This decision follows exercises earlier in the year which resulted in a 30% reduction in the Group's headcount, reflecting the changing economic environment.

Paragon's chairman Bob Dench said: "I would like to thank Pawan for his considerable contribution over the

years. He has been a loyal and committed member of our team and I would like to thank him personally for his support. We wish him every success for the future".

Pawan Pandya commented: "I have enjoyed the last twenty years at Paragon and I wish the company all the best for the future. I am now looking forward to the new challenges ahead of me".

For further information please contact:

John G Gemmell
Company Secretary
Tel: 0121 712 2075

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SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Holding(s) in Company	03 November 2008	03 November 2008	LR9.6.7
2. Regulatory Announcement – Directorate Change	13 November 2008	13 November 2008	LR9.6.11
3. Regulatory Announcement – Final Results	25 November 2008	25 November 2008	LR9.7.1 / LR9.7.2
4. Regulatory Announcement – Blocklisting Interim Review	25 November 2008	25 November 2008	LR3.5.6
5. Regulatory Announcement – Director/PDMR Shareholding	28 November 2008	28 November 2008	DR3.1.2

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
6.	Form 288b Terminating Appointment as Director or Secretary	17 November 2008	26 November 2008	CA S.288

paragon

RECEIVED
2008 DEC 11 A 4: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

05 December 2008

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th November 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

INVESTOR IN PEOPLE

END